FILED PURSUANT TO RULE 424(B)(3)

FILE NO. 333-240089

WHOLE EARTH BRANDS, INC.

SUPPLEMENT NO. 10 TO

PROSPECTUS DATED AUGUST 5, 2020

THE DATE OF THIS SUPPLEMENT IS JANUARY 13, 2021

This prospectus supplement (this “Supplement No. 10”) is part of the prospectus of Whole Earth Brands, Inc. (the “Company”), dated August 5, 2020 (as amended from time to time, the “Prospectus”). This Supplement No. 10 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 10. Except to the extent that the information in this Supplement No. 10 modifies or supersedes the information contained in the Prospectus, this Supplement No. 10 should be read, and will be delivered, with the Prospectus. This Supplement No. 10 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 10 is to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission (“SEC”) on January 13, 2021, which is attached hereto.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our common stock and warrants.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2020

Whole Earth Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 S. Wacker Drive

Suite 3150
Chicago, IL 60606

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 840-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FREE	The NASDAQ Stock Market LLC
Warrants to purchase one-half of one share of common stock	FREEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On November 12, 2020, Whole Earth Brands, Inc. (“Whole Earth”) filed a Current Report on Form 8-K (the “Initial Report”) to report the execution of a definitive Equity Purchase Agreement, dated as of November 10, 2020, with RF Development, LLC (“RF Development”), Swerve, L.L.C. (“Swerve LLC”), and Swerve IP, L.L.C. (“Swerve IP” and together with Swerve LLC, “Swerve”). Upon the terms and subject to the conditions set forth in the Purchase Agreement, at the closing on November 10, 2020, which occurred concurrently with signing the Equity Purchase Agreement, Whole Earth purchased all of the issued and outstanding equity interests of both Swerve LLC and Swerve IP from RF Development for $80,000,000 in cash (subject to customary post-closing adjustments), and both Swerve LLC and Swerve IP became wholly-owned subsidiaries of Whole Earth (the “Transaction”).

This Current Report on Form 8-K/A (this “Amendment”) amends and supplements the Initial Report to provide annual and interim financial statements of Swerve, and the pro forma financial statements of Whole Earth required by Item 9.01 of Form 8-K. No other modifications to the Initial Report are being made by this Amendment. This Amendment should be read in conjunction with the Initial Report, which provides a more complete description of the Transaction.

Item 9.01.	Financial Statements and Exhibits.

(a) Financial statements of business acquired.

The audited combined financial information of Swerve as of December 31, 2019 and 2018, and for the years then ended, and the related notes thereto, is filed as Exhibit 99.1 to this Current Report on Form 8-K/A and incorporated herein by reference. The unaudited condensed combined financial information of Swerve as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019, and the related notes thereto, is filed as Exhibit 99.2 to this Current Report on Form 8-K/A and incorporated herein by reference.

(b) Pro forma financial information.

The unaudited pro forma condensed combined financial information of Whole Earth, giving effect to the acquisition of Swerve, for the year ended December 31, 2019 and as of and for the nine months ended September 30, 2020, and the related notes thereto, is filed as Exhibit 99.3 to this Current Report on Form 8-K/A and incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description

23.1	Consent of Postlethwaite & Netterville, APAC, independent auditors of Swerve.

99.1	Audited combined financial information of Swerve as of December 31, 2019 and 2018, and for the years then ended, and the related notes thereto.

99.2	Unaudited condensed combined financial information of Swerve as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019, and the related notes thereto.

99.3	Unaudited pro forma condensed combined financial information of Whole Earth, giving effect to the acquisition of Swerve, for the year ended December 31, 2019 and as of and for the nine months ended September 30, 2020, and the related notes thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Whole Earth Brands, Inc.

Dated: January 13, 2021	By:	/s/ Andrew Rusie
	Name:	Andrew Rusie
	Title:	Chief Financial Officer

Exhibit 23.1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-248764) pertaining to the Whole Earth Brands, Inc. 2020 Long-Term Incentive Plan and to the inclusion in the Registration Statement on Form S-1 (333-240089) of Whole Earth Brands, Inc. of our report dated October 30, 2020, except for Note 8, as to which the date is November 10, 2020, relating to the combined financial statements of Swerve, L.L.C. and Swerve IP, L.L.C. as of December 31, 2019 and 2018 and for the years then ended, which report appears in the Form 8-K/A dated January 13, 2021 of Whole Earth Brands, Inc.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

Metairie, Louisiana

January 13, 2021

Exhibit 99.1

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

COMBINED FINANCIAL STATEMENTS

Including Independent Auditors’ Report

As of December 31, 2019 and 2018,

and for the Years Then Ended

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

COMBINED FINANCIAL STATEMENTS

Including Independent Auditors’ Report

As of December 31, 2019 and 2018,

and for the Years Then Ended

TABLE OF CONTENTS

Independent Auditors’ Report	1

Combined Financial Statements

Combined Balance Sheets	3

Combined Statements of Income and Member’s Equity	4

Combined Statements of Cash Flows	5

Notes to Combined Financial Statements	6

INDEPENDENT AUDITORS’ REPORT

To the Member

Swerve, L.L.C. and Swerve IP, L.L.C.

We have audited the accompanying combined financial statements of Swerve, L.L.C. and Swerve IP, L.L.C., which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of income and member’s equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Swerve, L.L.C. and Swerve IP, L.L.C., as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 8 to the combined financial statements, on November 10, 2020, the sale of 100% of the member’s interest in Swerve, L.L.C. and Swerve IP, L.L.C. was completed, resulting in a change in control. The combined financial statements are presented as of December 31, 2019 and 2018 and for the years then ended, prior to the change in control. Our opinion is not modified with respect to that matter.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

Metairie, Louisiana

October 30, 2020, except for Note 8,

as to which the date is November 10, 2020

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

COMBINED BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash	$1,731,358	$264,008
Accounts receivable	1,383,683	697,458
Inventories, net	6,589,450	6,324,892
Prepaid expenses and other current assets	183,622	56,117

Total current assets	9,888,113	7,342,475

Property and equipment, net of accumulated depreciation and amortization of $322,197 and $235,213 as of 2019 and 2018, respectively	201,879	285,555

Other assets	45,334	45,334

TOTAL ASSETS	$10,135,326	$7,673,364

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,657,689	$2,016,939
Accrued liabilities	107,516	-
Lines of credit	-	600,000
Total current liabilities	1,765,205	2,616,939

MEMBER’S EQUITY	8,370,121	5,056,425

TOTAL LIABILITIES AND MEMBER’S EQUITY	$10,135,326	$7,673,364

See accompanying Notes to Combined Financial Statements.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

COMBINED STATEMENTS OF INCOME AND MEMBER’S EQUITY

	Years Ended December 31
	2019	2018
Product revenues, net	$31,434,219	$18,016,227
Cost of goods sold	20,537,255	11,660,951

Gross profit	10,896,964	6,355,276

Operating expenses:
Sales and marketing expenses	2,588,467	1,251,404
Other operating expenses	2,110,027	1,391,957

Total operating expenses	4,698,494	2,643,361

Income from operations	6,198,470	3,711,915

Non-operating expenses, net	284,774	7,601

Net income	$5,913,696	$3,704,314

Member’s equity, beginning of year	$5,056,425	$1,752,111
Return of capital contributions, net	(2,600,000)	(400,000)
Member’s equity, end of year	$8,370,121	$5,056,425

See accompanying Notes to Combined Financial Statements.

SWERVE, L.L.C. AND SWERVE, IP L.L.C.

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,913,696	$3,704,314
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	87,777	65,166
Inventory reserve	207,360	-
Changes in operating accounts:
Accounts receivable	(686,225)	(356,423)
Inventories	(471,918)	(5,006,023)
Prepaid expenses and other current assets	(127,505)	62,646
Accounts payable and accrued liabilities	(251,734)	1,435,680

Net Cash Flows Provided by (Used in) Operating Activities	4,671,451	(94,640)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,101)	(16,527)
Acquisition of intangible assets	-	(40,000)

Net Cash Flows Used in Investing Activities	(4,101)	(56,527)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from lines of credit	2,900,000	1,300,000
Payments on lines of credit	(3,500,000)	(700,000)
Capital contributions	500,000	300,000
Return of capital contributions	(3,100,000)	(700,000)

Net Cash Flows (Used in) Provided by Financing Activities	(3,200,000)	200,000

Net change in cash	1,467,350	48,833
Cash - beginning of year	264,008	215,175

Cash - end of year	$1,731,358	$264,008

SUPPLEMENTAL DISCLOSURE OF CASH PAID
Interest	$84,298	$6,666

See accompanying Notes to Combined Financial Statements

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Operations. Swerve, L.L.C. and Swerve IP, L.L.C. (collectively referred to as “Swerve” or “the Company”) are focused on creating better-for-you baking and cooking products that are delicious and natural. Swerve IP, L.L.C. is the owner of the intellectual property required to produce and market Swerve brand sweetener. Swerve IP, L.L.C. has licensed the rights to use its intellectual property to Swerve, L.L.C. Swerve offers zero calorie sweeteners, low carb and gluten free bake mixes. Swerve is headquartered in New Orleans, and was formed in 2010 as a limited liability company in the state of Louisiana. Swerve was formed to have a perpetual life and the member has limited liability for the obligations of the LLCs.

Principles of Combination. The accompanying combined financial statements include the accounts of Swerve, L.L.C. and its related entity through common ownership, Swerve IP, L.L.C., and were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions are eliminated in the combined financial statements.

Use of Estimates. The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable. The Company extends unsecured credit to wholesale customers in the grocery and specialty food markets. Receivables are considered past due if any portion of the receivable balance is outstanding beyond agreed upon terms (generally 30 days). Accounts are considered delinquent if outstanding more than 90 days. Accounts receivable are written off when deemed uncollectible. The Company determined that no allowance for doubtful accounts is necessary as of December 31, 2019 and 2018, based on review of outstanding accounts and historical experience. The Company does not accrue interest on accounts receivable. The majority of payments are via bank transfers or check payments so the Company does not have credit card risk.

Inventory. The Company’s inventory is accounted for at the lower of cost (under the weighted-average method) or net realizable value. The cost of inventory includes the acquisition costs of raw ingredients and packaging supplies, costs paid to contract manufacturing facilities, and the in-bound freight costs incurred in connection with delivery of product to the contract manufacturing facilities and to warehouse locations. Inventory reserves for realizable value or obsolescence are determined on a specific item basis. As of December 31, 2019 and 2018, inventory reserves were $207,360 and $ -0-, respectively.

Property and equipment. Property and equipment is primarily comprised of the office buildout associated with the Company’s corporate location in New Orleans, which also includes a small warehouse. These improvements are depreciated using the straight-line method over the life of the related lease, which expires April 30, 2022. Depreciation and amortization expense for property and equipment was $87,777 and $65,166 for the years ended December 31, 2019 and 2018, respectively. Repair and maintenance costs are expensed as incurred.

Intangible assets. In 2018, the Company acquired bake mix recipes for $40,000 from a third party. These are considered intangible assets and are included in “other assets” in the combined balance sheets. There are no foreseeable limits on the period of time over which the recipes are expected to contribute to the cash flows of Swerve. Therefore, these intangible assets are assigned an indefinite useful life.

Sales and marketing. Sales and marketing expenses includes costs such as sales commission, trade shows and conferences, field marketing, and advertising costs. Advertising costs are charged to expense when incurred. Advertising expense was $963,506 and $314,657 for the years ended 2019 and 2018, respectively.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO COMBINED FINANCIAL STATEMENTS

Revenue Recognition. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606. The core principle of ASC 606 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations. Swerve’s primary performance obligation is satisfied when products are delivered to the customers, which is the point in time when revenue is recognized. The Company generally pays for all costs to deliver products to customers and does not bill customers for such costs. The Company has made an accounting policy election to account for shipping and handling activities as a fulfillment of the promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of goods sold. Such costs totaled $1,634,562 and $1,064,750 in 2019 and 2018, respectively.

Swerve offers promotional activities (e.g. coupons, trade discounts and other promotional activities) to customers. These variable consideration amounts are estimated for each customer based on specific arrangements/agreements existing at year end, and current activity with that customer. Reassessment of variable consideration estimates is done at each reporting date until the uncertainty is resolved (e.g. promotional campaign is closed and settled with customer). These promotional activities are deducted from revenue based on amounts estimated as being or becoming due to customers and consumers at the end of a period. These deductions are estimated and recorded in the same period as the product sale and revised as necessary in the subsequent period. For the years ended December 31, 2019 and 2018, product revenues have been reduced by $4,357,926 and $3,116,667, respectively, related to promotional activities. As of December 31, 2019 and 2018, receivables have been reduced by $62,692 and $117,296, respectively, for estimated promotional activity associated with 2019 and 2018 product revenues, not settled until the subsequent period.

The Company also sells products via the Amazon Marketplace. Customer payments are made directly to Amazon, which then pays to the Company an amount net of Amazon’s commissions and service fees. Amazon’s commissions and service fees totaled $3,787,352 and $2,205,426 for the years ended December 31, 2019 and 2018, respectively. The product revenues recorded in the combined statement of operations is the net amount received from Amazon.

The Company also offers its customers prompt pay discounts which is also a variable consideration. For the years ended December 31, 2019 and 2018, product revenues have been reduced by $537,161 and $309,241, respectively, for these discounts.

Customers do not have a contractual right of return. Historically, rejected products have not been significant.

The following table presents the Company’s percentage of revenues disaggregated by product categories for the period indicated:

	Years ended December 31,
	2019	2018
Sweeteners	92%	97%
Bake mixes	8%	3%
	100%	100%

The Company began product sales of bake mixes in June 2018.

Income Taxes. Swerve, L.L.C. and Swerve IP, L.L.C. are treated as disregarded entities for Federal and state income tax purposes. As such, the income, losses, and credits are included in the personal income tax return of their member and there is no income tax provision or liability recorded in these combined financial statements.

The Company applies a “more-likely-than-not” recognition threshold for all tax uncertainties. This approach only allows the recognition of those tax benefits that have a greater than 50% percent likelihood of being sustained upon examination by the taxing authorities. The Company has reviewed its tax positions and determined there were no outstanding or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by taxing authorities.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO COMBINED FINANCIAL STATEMENTS

Accounting Standards Issued, Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet as well as additional disclosures. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, to simplify the lease standard’s implementation. The amended guidance relieves businesses and other organizations of the requirement to present prior comparative years’ results when the new lease standard is adopted. Instead of recasting prior year results using the new accounting when the guidance is adopted, companies can choose to recognize the cumulative effect of applying the new standard to leased assets and liabilities as an adjustment to the opening balance of retained earnings. The standard is effective for the Company for annual periods beginning after December 15, 2021. The Company is currently assessing the impact of adopting ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)”. This accounting standard requires entities to estimate losses on financial assets measured at amortized cost, including trade receivables, debt securities and loans, using an expected credit loss model. The expected credit loss differs from the previous incurred losses model primarily in that the loss recognition threshold of “probable” has been eliminated and that expected loss should consider reasonable and supportable forecasts in addition to the previously considered past events and current conditions. Additionally, the guidance requires additional disclosures related to the further disaggregation of information related to the credit quality of financial assets by year of the asset’s origination for as many as five years. Entities must apply the standard provision as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This standard is effective for the Company for annual periods beginning after December 15, 2022. The Company is currently assessing the impact of adopting ASU 2016-13.

Business and Credit Concentrations

Customers

The Company’s exposure to credit loss in the event of non-payment of accounts receivable by customers is estimated in the amount of the allowance for doubtful accounts. The two largest customers are wholesale distributors which accounted for approximately 60% and 72% of total net product revenues in 2019 and 2018, respectively. These same customers accounted for approximately 56% and 22% of accounts receivables as of December 31, 2019 and 2018, respectively. In addition to the wholesalers to whom the Company sells direct, the Company also offers and sells products via the Amazon Marketplace sales channel, which accounted for 16% and 13% of net product revenues in 2019 and 2018, respectively. At December 31, 2019 and 2018, receivables due from Amazon, net of fees deducted by Amazon for their services, were $250,643 and $255,788, respectively.

During fiscal 2019 and 2018, international sales represented approximately 10% and 9%, respectively, of net product revenues. The Company’s international sales are exclusively to customers in Canada. The related foreign exchange gains or losses on international sales is negligible.

Raw Materials

Swerve currently utilizes two suppliers to provide primary raw material under contracts that are generally 1-2 years in length. These supply contracts are currently under negotiations as they are scheduled to expire December 31, 2020.  The primary raw material used by the Company is available from other suppliers throughout the world and Swerve maintains relationships with secondary suppliers, so that other sourcing options are available.

Contract Manufacturers

Swerve utilizes numerous contract manufacturers for different finished goods.  During 2018 and 2019, Swerve utilized production sites that overlapped in their capabilities and provided redundancy.  Presently, the majority of the production is completed at a single contract manufacturer site with whom the Company has been working since 2011.  However, the type of production that is required to produce finished goods for Swerve is widely available through contract manufacturing sites across the United States.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2 – Inventories

Inventories consist of the following, as of the dates indicated:

	December 31, 2019	December 31, 2018
Raw materials and packaging	$2,718,250	$2,518,987
Work-in-process	104,283	74,667
Finished goods	3,974,277	3,731,238
Inventory reserve	(207,360)	-
Inventories, net	$6,589,450	$6,324,892

Note 3 – Commitments and Contingencies

Office Lease

The Company leases office space at a single location in New Orleans, Louisiana. The term of the lease is 84 months commencing May 1, 2015 and expiring April 30, 2022. Rent expense is recognized over the term of the lease agreement. Rent expense was $48,017 for both 2019 and 2018. Future noncancellable minimum rent payments related to this lease as of December 31, 2019 are as follows: 2020--$41,033; 2021--$44,367; and 2022--$15,067.

Legal

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities, including trademark protection, contract negotiation and business practices. At this time, the Company is not aware of any material or unsettled claims.

Employment Agreement

The President of the Company has an employment agreement with the Company that provides for six months of compensation if terminated without cause, as defined in the agreement, and for incentive compensation at a percentage of net transaction value, as defined in the agreement, should all or a part of the Company be sold.

Note 4 – Lines of Credit

A line of credit was opened with JP Morgan Chase in September 2018 in the amount of $1,000,000 with interest based on an adjusted LIBOR rate plus approximately 3% per annum. In October 2019, this line of credit was increased to a maximum of $2,000,000 of total available credit. As of December 31, 2019 and 2018, the outstanding balance of this line of credit was $-0- and $600,000, respectively. The maturity date of the line was in October 2020. The line expired as scheduled.

An additional line of credit was opened with JP Morgan Chase in February 2019 in the amount of $1,000,000 with interest based on an adjusted LIBOR rate plus 2.89% per annum. The maturity date of the line was in November 2019. This line of credit was drawn on and then paid in full in September 2019. The line expired as scheduled.

A line of credit was also opened with Hancock Whitney Bank in February 2019 in the amount of $1,000,000 with a variable interest rate based on the Wall Street Journal Prime rate.  The maturity date of the line was in February 2020. This line of credit was drawn on and then paid in full in September 2019. The line expired as scheduled.

Interest expense for the years ended December 31, 2019 and 2018 was $84,298 and $6,666, respectively, and is included in non-operating expenses.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 5 – Member’s Equity

Both Swerve, L.L.C. and Swerve IP, L.L.C. are owned 100% by the same individual. The Member’s equity as of December 31, 2019 and 2018 represents net capital contributions made by the member and accumulated earnings of the Company through these dates.

Note 6 – Other Operating Expenses

Other operating expenses consist of the following for the period indicated:

	Year Ended December 31
	2019	2018
Payroll and related benefits	$1,262,511	$805,448
Travel	235,526	183,898
Insurance	158,846	80,012
General office	170,186	106,619
Legal and professional	58,693	74,705
Depreciation and amortization	87,777	65,166
Other	136,488	76,109
	$2,110,027	$1,391,957

Note 7 – Subsequent Events

Management has evaluated subsequent events through the date that the combined financial statements were available to be issued, October 30, 2020, and determined the following matters occurred that require additional disclosure. No events occurring after this date have been evaluated for inclusion in these combined financial statements, except as described in Note 8.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak as a global pandemic. The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries but Swerve has not experienced a notable impact or disruption. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. The extent to which this matter may impact the Company’s future financial condition, operating results or cash flows cannot be reasonably estimated at this time.

In April 2020, the Company applied for and received from the Small Business Administration a loan under the Paycheck Protection Program of approximately $165,000. The loan bears interest at an annual amount of 1%. The loan may be forgivable if certain conditions are met. Management believes the Company will meet the requirements for forgiveness and that the loan will be forgiven.

Note 8 – Additional Subsequent Event, Change in Control

On August 27, 2020, a letter of intent was entered into to sell 100% of the member interests in Swerve, L.L.C. and Swerve IP, L.L.C. On November 10, 2020, the sale of the interests to Whole Earth Brands, Inc. for $80 million in cash was completed, resulting in a change in control of the Company. Included in 2019 non-operating expenses is $199,793 of expenses incurred by the Company in its efforts to potentially enter into a sale transaction.

Exhibit 99.2

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

As of September 30, 2020 and December 31, 2019 and

for the nine-month periods ended September 30, 2020 and 2019

TABLE OF CONTENTS

Unaudited Condensed Combined Financial Statements

Unaudited Condensed Combined Balance Sheets	1

Unaudited Condensed Combined Statements of Income and Member’s Equity	2

Unaudited Condensed Combined Statements of Cash Flows	3

Notes to Unaudited Condensed Combined Financial Statements	4

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$849,362	$1,731,358
Accounts receivable	2,284,105	1,383,683
Inventories, net	5,909,109	6,589,450
Prepaid expenses and other current assets	62,571	183,622

Total current assets	9,105,147	9,888,113

Property and equipment, net of accumulated depreciation and amortization of $377,706 and $322,197 as of 2020 and 2019, respectively	163,670	201,879

Other assets	52,900	45,334

TOTAL ASSETS	$9,321,717	$10,135,326

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,156,417	$1,657,689
Accrued liabilities	308,199	107,516
Current portion of loan	100,779	-

Total current liabilities	2,565,395	1,765,205

Paycheck Protection Program loan, less current portion	64,132	-

Total liabilities	2,629,527	1,765,205

MEMBER’S EQUITY	6,692,190	8,370,121

TOTAL LIABILITIES AND MEMBER’S EQUITY	$9,321,717	$10,135,326

See accompanying Notes to Unaudited Condensed Combined Financial Statements.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

UNAUDITED CONDENSED COMBINED STATEMENTS OF INCOME AND MEMBER’S EQUITY

	Nine Months Ended September 30
	2020	2019
	(Unaudited)	(Unaudited)
Product revenues, net	$25,911,925	$22,239,569
Cost of goods sold	16,092,646	14,054,499

Gross profit	9,819,279	8,185,070

Operating expenses:
Sales and marketing expenses	3,312,104	1,605,880
Other operating expenses	2,138,054	1,529,292

Total operating expenses	5,450,158	3,135,172

Income from operations	4,369,121	5,049,848

Non-operating expenses, net	47,052	282,044

Net income	$4,322,069	$4,767,854

Member’s equity, beginning of period	$8,370,121	$5,056,425
Capital contributions	-	500,000
Return of capital contributions	(6,000,000)	(100,000)
Member’s equity, end of period	$6,692,190	$10,224,279

See accompanying Notes to Unaudited Condensed Combined Financial Statements.

SWERVE, L.L.C. AND SWERVE, IP L.L.C.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,322,069	4,767,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,509	53,353
Inventory reserve	-	207,360
Changes in operating accounts:
Accounts receivable	(900,422)	(717,219)
Inventories	680,341	(2,356,290)
Prepaid expenses and other assets	123,485	(32,518)
Accounts payable and accrued liabilities	699,411	(562,113)

Net Cash Flows Provided by Operating Activities	4,980,393	1,360,427

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(17,300)	(3,446)
Acquisition of intangible assets	(10,000)	-

Net Cash Flows Used in Investing Activities	(27,300)	(3,446)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from lines of credit	-	2,900,000
Payments on lines of credit	-	(3,500,000)
Proceeds from Paycheck Protection Program loan	164,911	-
Capital contributions	-	500,000
Return of capital contributions	(6,000,000)	(100,000)

Net Cash Flows Used in Financing Activities	(5,835,089)	(200,000)

Net change in cash	(881,996)	1,156,981
Cash - beginning of period	1,731,358	264,008

Cash - end of period	$849,362	$1,420,989

SUPPLEMENTAL DISCLOSURE OF CASH PAID
Interest	$3,878	$84,298

See accompanying Notes to Unaudited Condensed Combined Financial Statements.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Operations. Swerve, L.L.C. and Swerve IP, L.L.C. (collectively referred to as “Swerve” or “the Company”) are focused on creating better-for-you baking and cooking products that are delicious and natural. Swerve IP, L.L.C. is the owner of the intellectual property required to produce and market Swerve brand sweetener. Swerve IP, L.L.C. has licensed the rights to use its intellectual property to Swerve, L.L.C. Swerve offers zero calorie sweeteners, low carb and gluten free bake mixes. Swerve is headquartered in New Orleans, and was formed in 2010 as a limited liability company in the state of Louisiana. Swerve was formed to have a perpetual life and the member has limited liability for the obligations of the LLCs.

Basis of Presentation. Unaudited interim combined financial statements of the Company as of September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The year-end combined balance sheet dated as of December 31, 2019 was audited and is presented here as a basis for comparison. Although the combined financial statements and related information included herein have been prepared without audit, and certain information and disclosures normally included in the combined financial statements prepared in accordance with GAAP have been omitted, the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of the Company’s management, the unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented. The results of operations for interim periods are not necessarily indicative of the results expected for the full year or any future period.

Principles of Combination. The accompanying combined financial statements include the accounts of Swerve, L.L.C. and its related entity through common ownership, Swerve IP, L.L.C. All significant intercompany accounts and transactions are eliminated in the combined financial statements.

Use of Estimates. The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable. The Company extends unsecured credit to wholesale customers in the grocery and specialty food markets. Receivables are considered past due if any portion of the receivable balance is outstanding beyond agreed upon terms (generally 30 days). Accounts are considered delinquent if outstanding more than 90 days. Accounts receivable are written off when deemed uncollectible. The Company determined that no allowance for doubtful accounts is necessary as of September 30, 2020 and December 31, 2019, based on review of outstanding accounts and historical experience. The Company does not accrue interest on accounts receivable. The majority of payments are via bank transfers or check payments so the Company does not have credit card risk.

Inventory. The Company’s inventory is accounted for at the lower of cost (under the weighted-average method) or net realizable value. The cost of inventory includes the acquisition costs of raw ingredients and packaging supplies, costs paid to contract manufacturing facilities, and the in-bound freight costs incurred in connection with delivery of product to the contract manufacturing facilities and to warehouse locations. Inventory reserves for realizable value or obsolescence are determined on a specific item basis. As of both September 30, 2020 and December 31, 2019, inventory reserves were $207,360.

Property and equipment. Property and equipment is primarily comprised of the office buildout associated with the Company’s corporate location in New Orleans, which also includes a small warehouse. These improvements are depreciated using the straight-line method over the life of the related lease, which expires April 30, 2022. Depreciation and amortization expense for property and equipment was $55,509 and $53,353 for the nine months ended September 30, 2020 and 2019, respectively. Repair and maintenance costs are expensed as incurred.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Intangible assets. The Company has acquired bake mix recipes for $50,000 from a third party. These are considered intangible assets and are included in “other assets” in the combined balance sheets. There are no foreseeable limits on the period of time over which the recipes are expected to contribute to the cash flows of Swerve. Therefore, these intangible assets are assigned an indefinite useful life.

Sales and marketing. Sales and marketing expenses includes costs such as sales commission, trade shows and conferences, field marketing, and advertising costs. Advertising costs are charged to expense when incurred. Advertising expense was $2,186,171 and $376,698 for the nine months ended September 30, 2020 and 2019, respectively.

Revenue Recognition. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606. The core principle of ASC 606 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations. Swerve’s primary performance obligation is satisfied when products are delivered to the customers, which is the point in time when revenue is recognized. The Company generally pays for all costs to deliver products to customers and does not bill customers for such costs. The Company has made an accounting policy election to account for shipping and handling activities as a fulfillment of the promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of goods sold. Such costs totaled $1,106,681 and $1,108,593 for nine months ended September 30, 2020 and 2019, respectively.

Swerve offers promotional activities (e.g. coupons, trade discounts and other promotional activities) to customers. These variable consideration amounts are estimated for each customer based on specific arrangements/agreements existing at year end, and current activity with that customer. Reassessment of variable consideration estimates is done at each reporting date until the uncertainty is resolved (e.g. promotional campaign is closed and settled with customer). These promotional activities are deducted from revenue based on amounts estimated as being or becoming due to customers and consumers at the end of a period. These deductions are estimated and recorded in the same period as the product sale and revised as necessary in the subsequent period. For the nine months ended September 30, 2020 and 2019, product revenues have been reduced by $2,141,138 and $2,938,604, respectively, related to promotional activities. As of September 30, 2020 and December 31, 2019, receivables have been reduced by $216,028 and $62,692, respectively, for estimated promotional activity associated product revenues, not settled until the subsequent period.

The Company also sells products via the Amazon Marketplace. Customer payments are made directly to Amazon, which then pays to the Company an amount net of Amazon’s commissions and service fees. Amazon’s commissions and service fees totaled $3,329,526 and $3,047,902 for the nine months ended September 30, 2020 and 2019, respectively. The product revenues recorded in the combined statement of operations is the net amount received from Amazon.

The Company also offers its customers prompt pay discounts which is also a variable consideration. For the nine months ended September 30, 2020 and 2019, product revenues have been reduced by $429,157 and $359,462, respectively, for these discounts.

Customers do not have a contractual right of return. Historically, rejected products have not been significant.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The following table presents the Company’s percentage of revenues disaggregated by product categories for the period indicated:

	Nine Months ended September 30,
	2020	2019
Sweeteners	90%	93%
Bake mixes	10%	7%
	100%	100%

Income Taxes. Swerve, L.L.C. and Swerve IP, L.L.C. are treated as disregarded entities for Federal and state income tax purposes. As such, the income, losses, and credits are included in the personal income tax return of their member and there is no income tax provision or liability recorded in these combined financial statements.

The Company applies a “more-likely-than-not” recognition threshold for all tax uncertainties. This approach only allows the recognition of those tax benefits that have a greater than 50% percent likelihood of being sustained upon examination by the taxing authorities. The Company has reviewed its tax positions and determined there were no outstanding or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by taxing authorities.

Accounting Standards Issued, Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet as well as additional disclosures. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, to simplify the lease standard’s implementation. The amended guidance relieves businesses and other organizations of the requirement to present prior comparative years’ results when the new lease standard is adopted. Instead of recasting prior year results using the new accounting when the guidance is adopted, companies can choose to recognize the cumulative effect of applying the new standard to leased assets and liabilities as an adjustment to the opening balance of retained earnings. The standard will be effective for the Company as of November 11, 2020 as a result of the change of control described in Note 8 to the combined financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)”. This accounting standard requires entities to estimate losses on financial assets measured at amortized cost, including trade receivables, debt securities and loans, using an expected credit loss model. The expected credit loss differs from the previous incurred losses model primarily in that the loss recognition threshold of “probable” has been eliminated and that expected loss should consider reasonable and supportable forecasts in addition to the previously considered past events and current conditions. Additionally, the guidance requires additional disclosures related to the further disaggregation of information related to the credit quality of financial assets by year of the asset’s origination for as many as five years. Entities must apply the standard provision as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This standard is effective for the Company for periods beginning after December 15, 2022.

The Company is currently assessing the impact of adopting these new standards.

Business and Credit Concentrations

Customers

The Company’s exposure to credit loss in the event of non-payment of accounts receivable by customers is estimated in the amount of the allowance for doubtful accounts. The two largest customers are wholesale distributors which accounted for approximately 54% and 59% of total net product revenues for the nine-months ended September 30, 2020 and 2019, respectively. These same customers accounted for approximately 57% and 56% of accounts receivables as of September 30, 2020 and December 31, 2019, respectively. In addition to the wholesalers to whom the Company sells direct, the Company also offers and sells products via the Amazon Marketplace sales channel, which accounted for 17% and 19% of net product revenues for the nine-months ended September 30, 2020 and 2019, respectively. At September 30, 2020 and December 31, 2019, receivables due from Amazon, net of fees deducted by Amazon for their services, were $172,697 and $250,643, respectively.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

During the nine months ended September 30, 2020 and 2019, international sales represented approximately 4% and 6%, respectively, of net product revenues. The Company’s international sales are exclusively to customers in Canada. The related foreign exchange gains or losses on international sales is negligible.

Raw Materials

Swerve currently utilizes two suppliers to provide primary raw material under contracts that are generally 1-2 years in length. These supply contracts were scheduled to expire December 31, 2020. Subsequent to September 30, 2020, the Company entered into supply contracts with these two suppliers covering 2021. The raw materials purchase commitments for 2021 under these two contracts total approximately $9 million. The primary raw material used by the Company is available from other suppliers throughout the world and Swerve maintains relationships with secondary suppliers, so that other sourcing options are available.

Contract Manufacturers

Swerve utilizes numerous contract manufacturers for different finished goods.  During 2020 and 2019, Swerve utilized production sites that overlapped in their capabilities and provided redundancy.  Presently, the majority of the production is completed at a single contract manufacturer site with whom the Company has been working since 2011.  However, the type of production that is required to produce finished goods for Swerve is widely available through contract manufacturing sites across the United States.

Note 2 – Inventories

Inventories consist of the following, as of the dates indicated:

	September 30, 2020	December 31, 2019
Raw materials and packaging	$2,914,484	$2,718,250
Work-in-process	26,916	104,283
Finished goods	3,175,069	3,974,277
Inventory reserve	(207,360)	(207,360)
Inventories, net	$5,909,109	$6,589,450

Note 3 – Commitments and Contingencies

Covid-19 Pandemic Uncertainty

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak as a global pandemic. The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries but Swerve has not experienced a notable impact or disruption. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. The extent to which this matter may impact the Company’s future financial condition, operating results or cash flows cannot be reasonably estimated at this time.

Office Lease

The Company leases office space at a single location in New Orleans, Louisiana. The term of the lease is 84 months commencing May 1, 2015 and expiring April 30, 2022. Rent expense is recognized over the term of the lease agreement. Rent expense was $40,947 and $36,013 for the nine months ended September 30, 2020 and 2019, respectively. Future noncancellable minimum rent payments related to this lease as of September 30, 2020 are as follows: remainder of 2020--$10,675; 2021--$44,367; and 2022--$15,067.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Legal

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities, including trademark protection, contract negotiation and business practices. At this time, the Company is not aware of any material or unsettled claims.

Employment Agreement

The President of the Company has an employment agreement with the Company that provides for six months of compensation if terminated without cause, as defined in the agreement, and for incentive compensation at a percentage of net transaction value, as defined in the agreement, should all or a part of the Company be sold. (See Note 8.)

Note 4 – Lines of Credit

A line of credit was opened with JP Morgan Chase in September 2018 in the amount of $1,000,000 with interest based on an adjusted LIBOR rate plus approximately 3% per annum. In October 2019, this line of credit was increased to a maximum of $2,000,000 of total available credit. The maturity date of the line was in October 2020. The line expired as scheduled.  As of both September 30, 2020 and December 31, 2019, the outstanding balance of this line of credit was $-0-.

An additional line of credit was opened with JP Morgan Chase in February 2019 in the amount of $1,000,000 with interest based on an adjusted LIBOR rate plus 2.89% per annum. The maturity date of the line was in November 2019. The line expired as scheduled.

A line of credit was also opened with Hancock Whitney Bank in February 2019 in the amount of $1,000,000 with a variable interest rate based on the Wall Street Journal Prime rate. This line of credit was drawn on and then paid in full in September 2019. The maturity date of the line was in February 2020. The line expired as scheduled.  As of December 31, 2019, the outstanding balance of this line of credit was $-0-.

Interest expense for the nine months ended September 30, 2020 and 2019 was $3,878 and $84,298, respectively.

Note 5 – Paycheck Protection Program Loan

On April 5, 2020, the Company qualified for and received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act, from a qualified lender (the “PPP Lender”), for an aggregate principal amount of $164,911 (the "PPP Loan"). The PPP Loan bears interest at a fixed rate of 0.98% per annum, with the first six months of interest deferred, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration. The principal amount of the PPP Loan is subject to forgiveness under the Paycheck Protection Program upon the Company’s request to the extent that the PPP Loan proceeds are used to pay expenses permitted by the Paycheck Protection Program, including payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company. The Company has applied for forgiveness of the PPP Loan with respect to these covered expenses. To the extent that all or part of the PPP Loan is not forgiven, the Company will be required to pay interest on the PPP Loan at a rate of 0.98% per annum, and under the terms of the loan, commencing in November 2020 principal and interest payments would be required through the maturity date in April 2022. The terms of the PPP Loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events.

The Company has accounted for the PPP Loan as a financial liability and will continue to do so until the loan is partly or wholly forgiven and the Company has been legally released or the loan is paid.

SWERVE, L.L.C. AND SWERVE IP, L.L.C.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 6 – Member’s Equity

Both Swerve, L.L.C. and Swerve IP, L.L.C. are owned 100% by the same individual. The Member’s equity as of September 30, 2020 and December 31, 2019 represents net capital contributions made by the member and accumulated earnings of the Company through those dates.

Note 7 – Other Operating Expenses

Other operating expenses consist of the following for the period indicated:

	Nine Months Ended September 30
	2020	2019
Payroll and related benefits	$1,369,824	$905,153
Travel	69,522	187,146
Insurance	183,429	132,634
General office	153,995	121,615
Legal and professional	127,250	21,685
Depreciation and amortization	55,509	53,353
Other	178,525	107,706
	$2,138,054	$1,529,292

Note 8 – Subsequent Events

Management has evaluated subsequent events through the date that the combined financial statements were available to be issued, December 14, 2020, and determined the following matter occurred that requires additional disclosure. No events occurring after this date have been evaluated for inclusion in these combined financial statements.

On August 27, 2020, a letter of intent was entered into to sell 100% of the member interests in Swerve, L.L.C. and Swerve IP, L.L.C. On November 10, 2020, the sale of the interests to Whole Earth Brands, Inc. for $80 million in cash was completed, resulting in a change in control of the Company. Included in non-operating expenses is $54,593 and $197,013 for the nine months ended September 30, 2020 and 2019, respectively, which are expenses incurred by the Company in its efforts to potentially enter into a sale transaction.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 24, 2020, Act II Global Acquisition Corp., a Cayman Islands exempted company (“Act II”), domesticated into a Delaware corporation (the “Domestication”), and on June 25, 2020, consummated the indirect acquisition (the “Act II Acquisition”) of (i) all of the issued and outstanding equity interests of Merisant Company (“Merisant”), Merisant Luxembourg Sarl (“Merisant Luxembourg”), Mafco Worldwide LLC (“Mafco Worldwide”), Mafco Shanghai LLC (“Mafco Shanghai”), EVD Holdings LLC (“EVD Holdings”), and Mafco Deutschland GmbH (together with Merisant, Merisant Luxembourg, Mafco Worldwide, Mafco Shanghai, and EVD Holdings, and their respective direct and indirect subsidiaries, “Merisant and Mafco Worldwide”), and (ii) certain assets and liabilities of Merisant and Mafco Worldwide included in the Transferred Assets and Liabilities (as defined in the Act II Purchase Agreement (as hereafter defined)), from Flavors Holdings Inc. (“Flavors Holdings”), MW Holdings I LLC (“MW Holdings I”), MW Holdings III LLC (“MW Holdings III”), and Mafco Foreign Holdings, Inc. (“Mafco Foreign Holdings,” and together with Flavors Holdings, MW Holdings I, and MW Holdings III, the “Sellers”), pursuant to that certain Purchase Agreement (the “Act II Purchase Agreement”) entered into by and among Act II and the Sellers dated as of December 19, 2019, as amended. In connection with the Domestication, Act II changed its name to “Whole Earth Brands, Inc.” (“Whole Earth Brands” or the “Company”). Refer to the definitive proxy statement/prospectus filed with the Securities and Exchange Commission (“SEC”) by Act II on May 13, 2020 (the “Proxy Statement/Prospectus”) and the supplement thereto filed by Act II on June 18, 2020 (the “Supplement”) as well as the Current Report on Form 8-K12B and related Form 8-K12B/A (collectively, the “Super 8-K”) filed with the SEC by the Company on June 30, 2020 for further details.

As a result of the Act II Acquisition, for accounting purposes, Act II was deemed to be the acquirer and Merisant and Mafco Worldwide were deemed to be the acquired parties and, collectively, the accounting predecessor. The Company’s financial statement presentation includes the combined financial statements of Merisant and Mafco Worldwide as the “Predecessor” for periods prior to the completion of the Act II Acquisition and includes the consolidation of Merisant and Mafco Worldwide, for periods after June 25, 2020 (referred to as the “Successor”).

Further, on November 10, 2020, Whole Earth Brands executed and closed a definitive Equity Purchase Agreement (the “Swerve Purchase Agreement”) with RF Development, LLC (“RF Development”), Swerve, L.L.C. (“Swerve LLC”), and Swerve IP, L.L.C. (“Swerve IP” and together with Swerve LLC, “Swerve”). Upon the terms and subject to the conditions set forth in the Swerve Purchase Agreement, Whole Earth Brands purchased all of the issued and outstanding equity interests of both Swerve LLC and Swerve IP from RF Development, and both Swerve LLC and Swerve IP became wholly-owned subsidiaries of Whole Earth Brands (the “Swerve Acquisition”). The $80.0 million purchase price for the Swerve Acquisition was funded through a combination of available cash on hand and approximately $47.9 million under the Company’s $50.0 million revolving loan facility. For purposes of the unaudited pro forma condensed combined financial information, the Act II Acquisition and Swerve Acquisition will be collectively referred to as the “Transactions”.

The following unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Merisant and Mafco Worldwide, the historical financial statements of Act II and the historical financial statements of Swerve after giving effect to the Swerve Acquisition.

The unaudited pro forma financial information is intended to reflect:

(1)	The consummation of Act II’s indirect acquisition of Merisant and Mafco Worldwide
(2)	The consummation of the Company’s acquisition of Swerve

The unaudited pro forma condensed combined balance sheet assumes the Swerve Acquisition took place on September 30, 2020 and combines the Company’s unaudited balance sheet as of September 30, 2020 with Swerve’s unaudited balance sheet as of September 30, 2020.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2019 and the nine months ended September 30, 2020 combine the historical financial statements of Merisant and Mafco Worldwide, Act II and Swerve and assumes the Transactions occurred on January 1, 2019, the first day of the Company’s most recent fiscal year.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the Company’s financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of the Company’s future financial condition or operating results. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company’s management believe are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information. In the opinion of the Company’s management, the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are based on events that are (1) directly attributable to the specific Transactions, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Transactions.

The unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the Company’s and Swerve’s historical financial statements referenced below:

●	The audited combined financial statements and accompanying notes of Merisant and Mafco Worldwide for the year ended December 31, 2019 and the audited financial statements and accompanying notes for Act II for the year ended December 31, 2019, which are included in the Proxy Statement/Prospectus;

●	The Company’s unaudited condensed combined financial statements as of September 30, 2020 (Successor) and for the three months ended September 30, 2020 (Successor), the periods June 26, 2020 through September 30, 2020 (Successor), January 1, 2020 through June 25, 2020 (Predecessor), and the three and nine months ended September 30, 2019 (Predecessor) included in the Company’s Form 10-Q, filed with the SEC on November 16, 2020;

●	Swerve’s audited combined financial statements and accompanying notes for the year ended December 31, 2019 attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 13, 2021, to which this Exhibit 99.3 is attached; and

●	Swerve’s unaudited condensed combined financial statements as of and for nine months ended September 30, 2020 attached as Exhibit 99.2 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 13, 2021, to which this Exhibit 99.3 is attached.

The Company and Swerve prepare their financial information in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) with all amounts stated in U.S. dollars (“USD”).

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2020

(In thousands of dollars, except for share and per share data)

	Whole Earth Brands, Inc. (Historical)	Swerve (Historical, as adjusted)[1]	Swerve Acquisition Adjustments		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$49,081	$849	$(32,994)	(a)	$16,936
Accounts receivable, net	54,281	2,284	—		56,565
Inventories	103,546	5,909	1,147	(b)	110,602
Prepaid expenses and other current assets	5,134	63	—		5,197
Total current assets	212,042	9,105	(31,847)		189,300

Property, Plant and Equipment, net	41,398	164	—		41,562

Other Assets
Operating lease right-of-use assets	12,378	—	76	(c)	12,454
Goodwill	124,874	—	36,660	(d)	161,534
Other intangible assets, net	144,809	50	36,350	(e)	181,209
Deferred tax assets, net	1,023	—	—		1,023
Other assets	3,772	3	—		3,775
Total Assets	$540,296	$9,322	$41,239		$590,857

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$21,643	$2,157	$—		$23,800
Accrued expenses and other current liabilities	29,777	308	2,886	(f)	32,971
Current portion of operating lease liabilities	3,423	—	48	(g)	3,471
Current portion of long-term debt	7,000	101	64	(h)	7,165
Total current liabilities	61,843	2,566	2,998		67,407
Non-Current Liabilities
Long-term debt	126,281	64	47,791	(i)	174,136
Deferred tax liabilities, net	17,400	—	—		17,400
Operating lease liabilities, less current portion	11,659	—	28	(j)	11,687
Other liabilities	15,892	—	—		15,892
Total Liabilities	233,075	2,630	50,817		286,522
Commitments and contingencies
Stockholders’ Equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—
Common stock, $0.0001 par value; 220,000,000 shares authorized; 38,426,669 shares issued and outstanding	4	—	—		4
Additional paid-in capital	324,417	—	—		324,417
(Accumulated deficit) retained earnings	(20,345)	6,692	(9,578)	(k)	(23,231)
Accumulated other comprehensive income	3,145	—	—		3,145
Total stockholders’ equity	307,221	6,692	(9,578)		304,335
Total Liabilities and Stockholders’ Equity	$540,296	$9,322	$41,239		$590,857

1 Refer to Note 3 – Reclassifications for additional details regarding reclassifications to conform to Whole Earth Brands presentation.

See notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Nine Months Ended September 30, 2020

(In thousands of dollars, except for share and per share data)

	Combined Merisant & Mafco Worldwide (Historical)[1]	Act II (Historical)	Act II Acquisition Adjustments		Whole Earth Brands, Inc. As Adjusted	Swerve (Historical, as adjusted)[2]	Swerve Acquisition Adjustments		Pro Forma Combined
Product revenues, net	$199,808	$—	$—		$199,808	$25,912	$(618)	(a)	$225,102
Cost of goods sold	128,692	—	(13,323)	(b)	115,369	16,093	(365)	(c)	131,097
Gross profit	71,116	—	13,323		84,439	9,819	(253)		94,005

Selling, general and administrative expenses	60,182	105	(11,091)	(d)	49,196	5,450	(363)	(e)	54,283
Amortization of intangible assets	7,768	—	(1,015)	(f)	6,753	—	1,250	(g)	8,003
Asset impairment charges	40,600	—	—		40,600	—	—		40,600
Transaction, restructuring and other, net	—	15,755	(15,755)	(h)	—	—	—		—
Operating (loss) income	(37,434)	(15,860)	41,184		(12,110)	4,369	(1,140)		(8,881)

Interest expense, net	(2,399)	—	(3,257)	(i)	(5,656)	(4)	(1,635)	(j)	(7,295)
Other income (expense), net	569	327	(327)	(k)	569	(43)	55	(l)	581
(Loss) income before income taxes	(39,264)	(15,533)	37,600		(17,197)	4,322	(2,720)		(15,595)
(Benefit) provision for income taxes	(1,788)	—	4,656	(m)	2,868	—	336	(n)	3,204
Net (loss) income	$(37,476)	$(15,533)	$32,944		$(20,065)	$4,322	$(3,056)		$(18,799)

Pro Forma Loss Per Share - Basic and Diluted								(o)	$(0.49)
Pro Forma Weighted Average Shares Outstanding - Basic and Diluted								(o)	38,426,669

1 Includes the combined results of operations of Whole Earth Brands for the predecessor period from January 1, 2020 through June 25, 2020 and the successor period from June 26, 2020 through September 30, 2020, as presented in the Company’s Form 10-Q for the quarterly period ended September 30, 2020.

2 Refer to Note 3 – Reclassifications for additional details regarding reclassifications to conform to Whole Earth Brands presentation.

See notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2019

(In thousands of dollars, except for share and per share data)

	Combined Merisant & Mafco Worldwide (Historical)	Act II (Historical)	Act II Acquisition Adjustments		Whole Earth Brands, Inc. As Adjusted	Swerve (Historical, as adjusted)[1]	Swerve Acquisition Adjustments		Pro Forma Combined
Product revenues, net	$272,200	$—	$—		$272,200	$31,434	$(567)	(a)	$303,067
Cost of goods sold	163,600	—	5,820	(b)	169,420	20,537	(396)	(c)	189,561
Gross profit	108,600	—	(5,820)		102,780	10,897	(171)		113,506

Selling, general and administrative expenses	65,900	351	(358)	(d)	65,893	4,698	(171)	(e)	70,420
Amortization of intangible assets	10,700	—	(816)	(f)	9,884	—	1,666	(g)	11,550
Restructuring and other expenses	2,200	—	—		2,200	—	—		2,200
Operating income (loss)	29,800	(351)	(4,646)		24,803	6,199	(1,666)		29,336

Interest (expense) income, net	(479)	4,255	(11,533)	(i)	(7,757)	(58)	(2,099)	(j)	(9,914)
Other (expense) income, net	(921)	28	(28)	(k)	(921)	(227)	—		(1,148)
Income (loss) before income taxes	28,400	3,932	(16,207)		16,125	5,914	(3,765)		18,274
(Benefit) provision for income taxes	(2,500)	—	(2,504)	(m)	(5,004)	—	451	(n)	(4,553)
Net income (loss)	$30,900	$3,932	$(13,703)		$21,129	$5,914	$(4,216)		$22,827

Pro Forma Earnings Per Share - Basic and Diluted								(o)	$0.59
Pro Forma Weighted Average Shares Outstanding - Basic and Diluted								(o)	38,426,669

1 Refer to Note 3 – Reclassifications for additional details regarding reclassifications to conform to Whole Earth Brands presentation.

See notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 - Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires use of the fair value concepts defined in ASC 820, Fair Value Measurement ("ASC 820"). ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 805 requires the determination of the accounting acquirer, the acquisition date, the fair value of assets acquired and liabilities assumed and the measurement of goodwill. The Company has been identified as the acquirer for accounting purposes based on the facts and circumstances specific to the Swerve Acquisition. As a result, the Company will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and liabilities assumed from Swerve. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, measured as of the acquisition date, and recording goodwill for the excess of the consideration transferred over the aggregate fair value of the identifiable assets acquired and liabilities assumed. For purposes of the unaudited pro forma condensed combined financial information, the fair values of Swerve’s identifiable assets acquired and liabilities assumed were based on preliminary estimates. The final determination of the fair values of assets acquired and liabilities assumed could result in material changes to the amounts presented in the unaudited pro forma condensed combined financial information and future results of operations and financial position.

There were no transactions between the Company and Swerve during the periods presented that would need to be eliminated.

Note 2 – Conforming Accounting Policies

During the preparation of the unaudited pro forma condensed combined financial information, management performed an initial review of the accounting policies and presentation of financial information of the Company and Swerve to determine if differences in accounting policies and presentation require adjustment. As a result of that review, management identified the following difference(s) in accounting policies:

●	Merisant and Mafco Worldwide accounted for leases under ASC 840 during the Predecessor period while Act II accounted for leases under ASC 842. As of September 30, 2020, an operating lease right-of-use asset and operating lease liability was already recorded within the historical unaudited pro forma condensed combined balance sheet of Whole Earth Brands, Inc. which reflected the adoption of ASC 842. No material difference in rent expense in the Predecessor period was determined.

●	Swerve accounted for leases under ASC 840 as of September 30, 2020 and for the nine months and year ended September 30, 2020 and December 31, 2019, respectively. As such, an adjustment was made to record an operating lease right-of-use asset and operating lease liability within the unaudited pro forma condensed combined balance sheet as of September 30, 2020 to align with the Company’s policy of accounting for leases under ASC 842. The difference in rent expense in each period was determined to be immaterial to the pro forma financial statements, so no adjustments were made to the unaudited pro forma condensed combined statements of operations for the nine months and year ended September 30, 2020 and December 31, 2019, respectively.

●	Swerve accounted for spoilage allowance, customer redemptions and certain advertising costs in cost of goods sold and selling, general and administrative expenses in Swerve’s combined statements of operations. However, these amounts should be treated as contra revenue under the Company’s accounting policy for recognizing revenue. Therefore, an adjustment was made to cost of goods sold, selling, general and administrative expenses and product revenues, net within the unaudited pro forma condensed combined statements of operations for the nine months and year ended September 30, 2020 and December 31, 2019, respectively, to reflect this policy alignment.

As more information becomes available, management will complete a more detailed review of Swerve’s accounting policies. As a result of that review, additional differences could be identified that, when confirmed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 – Reclassifications

Certain reclassifications have been made to conform Swerve’s financial statement captions to the Company's financial statement captions as indicated in the tables below.

Balance sheet reclassifications – The reclassifications to conform Swerve’s balance sheet captions to the Company’s balance sheet captions have no impact on net assets and are summarized below (in thousands):

As of September 30, 2020

	Swerve (Historical)	Reclassifications to conform to Whole Earth Brands’ presentation	Swerve (Historical, as adjusted)
Other assets	$53	$(50)	$3
Other intangible assets, net	—	50	50
Accrued liabilities	308	(308)	—
Accrued expenses and other current liabilities	—	308	308
Current portion of loan	101	(101)	—
Current portion of long-term debt	—	101	101
Paycheck Protection Program loan, less current portion	64	(64)	—
Long-term debt	—	64	64
Member’s equity	6,692	(6,692)	—
(Accumulated deficit) retained earnings	—	6,692	6,692

Income statement reclassifications – The reclassifications to conform Swerve’s combined statements of income captions to the Company’s income statement captions have no impact on net income and are summarized below (in thousands):

For the Nine Months Ended September 30, 2020

	Swerve (Historical)	Reclassifications to conform to Whole Earth Brands’ presentation	Swerve (Historical, as adjusted)
Sales and marketing expenses	$3,312	$(3,312)	$—
Other operating expenses	2,138	(2,138)	—
Selling, general and administrative expenses	—	5,450	5,450
Non-operating expenses, net	(47)	47	—
Interest expense, net	—	(4)	(4)
Other income (expense), net	—	(43)	(43)

For the Year Ended December 31, 2019

	Swerve (Historical)	Reclassifications to conform to Whole Earth Brands’ presentation	Swerve (Historical, as adjusted)
Sales and marketing expenses	$2,588	$(2,588)	$—
Other operating expenses	2,110	(2,110)	—
Selling, general and administrative expenses	—	4,698	4,698
Non-operating expenses, net	(285)	285	—
Interest (expense) income, net	—	(58)	(58)
Other (expense) income, net	—	(227)	(227)

Note 4 - Preliminary Purchase Price Allocation

The total purchase consideration for the Swerve Acquisition has been allocated to the assets acquired and liabilities assumed for purposes of the unaudited pro forma condensed combined financial information based on their estimated fair values at the acquisition date. The final allocation of the purchase consideration for the Swerve Acquisition will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed, but in no event, later than one year following the completion of the Swerve Acquisition.

The table below summarizes the preliminary calculation of purchase consideration and allocation of purchase price to the assets acquired and liabilities assumed, as if the acquisition had been completed on September 30, 2020. The allocation has not been finalized. Accordingly, the pro forma adjustments to allocate the purchase consideration will remain preliminary until management finalizes the fair values of assets acquired and liabilities assumed. The final amounts allocated to assets acquired and liabilities assumed are dependent upon certain valuations and other studies that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements.

The preliminary purchase price allocation is presented below (in thousands):

Purchase consideration	$80,000
Accounts receivable, net	2,284
Inventories	7,056
Prepaid expenses and other current assets	63
Property, plant and equipment, net	164
Other intangible assets, net	36,400
Other assets	3
Total assets acquired	45,970
Accounts payable	2,157
Accrued expenses and other current liabilities	308
Current portion of long-term debt	165
Total liabilities assumed	2,630
Net assets acquired	43,340
Goodwill	$36,660

Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the Company following the Swerve Acquisition due to differences in the allocation of the purchase consideration, and changes in the depreciation and amortization related to some of these assets and liabilities.

Note 5 - Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Represents the net adjustment of $(32.9) million to cash and cash equivalents to reflect cash proceeds of $47.9 million received from the Company’s revolving credit facility, a cash payment of $80.0 million to RF Development for Swerve and an adjustment of $(0.8) million as the Company did not acquire cash in the Swerve acquisition.

(b)	Represents an adjustment of $1.1 million to inventories to reflect Swerve’s inventory at estimated fair value (see Note 4 - Preliminary Purchase Price Allocation).

(c)	Represents an adjustment of $0.1 million to operating lease right-of-use assets to record the recognition of a right-of-use asset in connection with Swerve’s adoption of ASC 842.

(d)	Represents an adjustment of $36.7 million to goodwill based on the preliminary purchase price allocation (see Note 4 - Preliminary Purchase Price Allocation).

(e)	Represents the net adjustment to other intangible assets, net, to account for the change from Swerve’s historical net book value of intangible assets to the preliminary estimated fair value calculated as follows (in thousands):

	Historical Swerve Book Value	Estimated Preliminary Fair Value	Pro Forma Adjustment	Estimated Remaining Useful Life (years)
Customer Relationships	$—	$3,500	$3,500	10
Trade Names and Trademark	—	32,900	32,900	25
Product Formulations	50	—	(50)
Total Intangible Assets	$50	$36,400	$36,350

(f)	Represents an adjustment of $2.9 million to accrued expense and other current liabilities to reflect the accrual of one-time transaction costs directly attributable to the Swerve Acquisition incurred by the Company.

(g)	Represents an adjustment of $0.05 million to current portion of operating lease liabilities to record the recognition of the current portion of an operating lease liability in connection with Swerve’s adoption of ASC 842.

(h)	Represents an adjustment of $0.06 million to current portion of long-term debt to reclassify Swerve’s PPP loan from long-term debt, less current portion due to the terms of an escrow account to be established in connection with the Swerve Acquisition that requires the loan to be repaid in less than 12 months, if not forgiven.

(i)	Represents an adjustment to long-term debt to reflect the Company’s borrowings under its revolving credit facility to fund the Swerve Acquisition, which is expected to be repaid upon its five-year maturity, and the reclassification of Swerve's PPP loan to current portion of long-term debt (see note 5 (h) above) (in thousands):

As of September 30, 2020
Reclassification of PPP loan	$(64)
Drawdown on revolving credit facility	47,855
Net adjustment to long-term debt	$47,791

(j)	Represents an adjustment of $0.03 million to operating lease liabilities, less current portion to record the recognition of the non-current portion of the operating lease liability in connection with Swerve's adoption of ASC 842.

(k)	Represents an adjustment to (accumulated deficit) retained earnings to eliminate the historical equity of Swerve and to reflect one-time transaction costs directly attributable to the Swerve Acquisition (in thousands):

As of September 30, 2020
Elimination of Swerve’s historical equity	$(6,692)
Swerve Acquisition costs	(2,886)
Net adjustment to (accumulated deficit) retained earnings	$(9,578)

Note 6 - Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Represents an adjustment to product revenues, net of $0.6 million for both the nine months ended September 30, 2020 and year ended December 31, 2019 to reflect Swerve's spoilage allowances, customer redemptions and certain advertising costs as contra revenue under the Company's accounting policy for recognizing revenue (see Note 2 – Conforming Accounting Policies).

(b)	Represents the net adjustment to cost of goods sold of $(13.3) million and $5.8 million for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, to amortize inventory fair value adjustments in connection with the Act II Acquisition.

(c)	Represents an adjustment to eliminate $0.4 million of cost of goods sold for the nine months ended September 30, 2020 and year ended December 31, 2019, to reflect Swerve's spoilage allowances and customer redemptions as contra revenue under the Company's accounting policy for recognizing revenue (see Note 2 – Conforming Accounting Policies).

(d)	Represents the net adjustment to selling, general and administrative expenses for the nine months ended September 30, 2020 and year ended December 31, 2019 to eliminate one-time transaction costs directly attributable to the Act II Acquisition, record incremental depreciation expense resulting from certain buildings that have been adjusted to fair value in connection with the Act II Acquisition, and to adjust rent expense to reflect the change in market value of certain unfavorable leases in connection with the Act II Acquisition (in thousands):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Elimination of one-time transaction costs	$(10,949)	$—
Incremental depreciation expense	138	202
Net decrease in rent expense	(280)	(560)
Net adjustment to selling, general, and administrative expenses	$(11,091)	$(358)

(e)	Represents an adjustment to selling, general and administrative expenses to eliminate the Company's one-time transaction costs directly attributable to the Swerve Acquisition and to reclassify certain of Swerve's advertising costs as contra revenue (see Note 2 – Conforming Accounting Policies) (in thousands):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Elimination of one-time transaction costs	$(110)	$—
Reclass of certain advertising costs	(253)	(171)
Net adjustment to selling, general, and administrative expenses	$(363)	$(171)

(f)	Represents the net adjustment to amortization of intangible assets of $(1.0) million and $(0.8) million for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, resulting from the Company’s intangible assets that had been adjusted to fair value in connection with the Act II Acquisition.

(g)	Represents the adjustment to amortization of intangible assets of $1.3 million and $1.7 million for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, resulting from Swerve's intangible assets that had been adjusted to fair value in connection with the Swerve Acquisition.

(h)	Represents the adjustment to restructuring and other expenses to eliminate $15.8 million of one-time transaction costs related to investment banking, consulting fees, legal fees and accounting fees that were directly attributable to the Act II Acquisition incurred during the nine months ended September 30, 2020.

(i)	Represents the net adjustment to interest expense, net associated with the Company’s new debt financing entered into in connection with the Act II Acquisition and the adjustment to eliminate historical interest expense and interest income in connection with the Act II Acquisition (in thousands):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Interest expense – Term Loan	$(4,495)	$(6,267)
Amortization of debt issuance costs – Term Loan	(816)	(1,094)
Amortization of debt issuance costs - Revolver	(282)	(376)
Elimination of historical interest expense	2,336	459
Elimination of historical interest income	—	(4,255)
Net adjustment to interest income (expense), net	$(3,257)	$(11,533)

The interest rate on the term loan reflects a LIBOR floor of 1.00% plus a margin of 3.50%. For each 0.125% increase in the interest rate on the term loan, interest expense would increase by approximately $0.1 million and $0.2 million in the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

(j)	Represents the net adjustment to interest income (expense), net to eliminate Swerve's historical interest expense and record interest expense on the Company's revolving loan facility (in thousands):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Interest expense - Swerve	$4	$84
Interest expense - Revolver	(1,639)	(2,183)
Net adjustment to interest income (expense), net	$(1,635)	$(2,099)

(k)	Represents the adjustment to other (expense) income, net to eliminate $0.3 million and $0.03 million of historical unrealized gains of Act II associated with the funds that were held in the Trust Account for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, which was used to fund portions of the aggregate cash obligations in connection with the Act II Acquisition.

(l)	Represents an adjustment to other income (expenses), net to eliminate $0.1 million of Swerve's one-time transaction costs directly attributable to the Swerve Acquisition for the nine months ended September 30, 2020.

(m)	Represents an adjustment to (benefit) provision for income taxes resulting from the Act II Acquisition pro forma adjustments of $4.7 million and $(2.5) million to reflect the income tax effect at an estimated 21% rate for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

(n)	Represents an adjustment to (benefit) provision for income taxes of $0.3 million and $0.5 million to reflect a tax provision at an estimated rate of 21% on the historical Swerve income before income taxes, net of pro forma adjustments, for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, as Swerve was historically a disregarded entity for federal and state income tax purposes.

(o)	Pro forma basic earnings per share was computed by dividing pro forma net income by the weighted average number of shares of common stock outstanding, as if such shares were issued and outstanding as of January 1, 2019. Pro forma diluted earnings per share was computed by using the treasury stock method to determine the potential dilutive effect of the Company’s warrants. There were no newly issued shares in connection with the Act II Acquisition or Swerve Acquisition. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Weighted average shares of common stock outstanding - basic and diluted	38,426,669	38,426,669
Pro forma basic and diluted net (loss) income	$(18,799,566)	$22,826,612
Pro forma basic and diluted net (loss) income per share	$(0.49)	$0.59